Exhibit 95.1
Mine Safety Disclosures

On November 4, 2024, the U.S. Mine Safety and Health Administration (“MSHA”) issued four citations against Fluor Corporation for violations of mandatory health or safety standards at the Kosse Strip mine in Kosse, Texas (the “Mine”). The MHSA inspector deemed two of the four violations to be significant and substantial under Section 104 of the Federal Mine Safety and Health Act of 1977 (the “Act”). MSHA proposed assessments totaling $588 for the four citations. Fluor does not act as the owner of the Mine but may act as an “operator” as defined under the Act where Fluor performs services or construction as an independent contractor at the Mine.

The company has no other disclosures to report under Section 1503 for the period covered by this report.